Notice Document
Dated: May 1, 2026
Premier Accumulation Life®
Issued By: Symetra Life Insurance Company

The prospectus for Premier Accumulation Life Individual Flexible Premium Variable Life Insurance Policy contains more information about the policy, including its features, benefits, and risks. You can find the prospectus and other information about Premier Accumulation Life online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable life insurance policies has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Premier Accumulation Life Prospectus and Statement of Additional Information dated May 1, 2007, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this Notice Document is a summary of certain policy features that have changed since the Notice Document dated May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Premier Accumulation Life policy.

Please note the following portfolio changes:

Effective on or about June 2, 2025, the Wanger Acorn Fund changed its name to Columbia Variable Portfolio - Acorn Fund. As a result, all references are replaced in the prospectus.

Effective on or about May 1, 2026, Templeton Developing Markets VIP Fund will change its name to Templeton Emerging Markets VIP Fund. As a result, all references to Templeton Developing Markets VIP Fund in the prospectus are replaced with Templeton Emerging Markets VIP Fund.

The LVIP American Century Large Company Value Fund Service Class will only be available if you have been continuously invested in it since April 30, 2026.

Notice of Portfolio Merger and Substitution
The Board of Trustees of the Lincoln Variable Insurance Products Trust has approved an Agreement and Plan of Reorganization to merge the LVIP American Century Large Company Value Fund with and into the LVIP American Century Value Fund.

The merger is subject to certain conditions, including approval by shareholders of the LVIP American Century Large Company Value Fund. The merger is expected to be completed on or about June 5, 2026 (“Merger Date”).

As a result of the merger, two different share classes of the LVIP American Century Value Fund would become available under the policy. The classes are identical, except that Service Class shares are subject to distribution (12b-1) fees and more expensive, while Standard Class II shares are not subject to distribution (12b-1) fees and less expensive. In order to offer only the less expensive share class, Symetra Life will substitute the Standard Class II shares for the Service Class shares of the LVIP American Century Value Fund (the “Substitution”) effective on the Merger Date.

Please take action!
If you are invested in the LVIP American Century Large Company Value Fund Service Class and do not want to be subject to the merger or Substitution, you will need to transfer your policy value invested in the LVIP American Century Large Company Value Fund into a new investment option offered under your policy. This transfer will not count toward the number of free transfers allowed under your policy. You will also need to provide us with updated investment instructions regarding any future purchase payments and systematic transfer strategies.

Where can I find information about the investment options available to me?
You can view the available investment options on the Life section of our website at www.symetra.com and then navigate to the Performance & Prospectus section, select the Statutory prospectus link for Premier Accumulation VUL and choose Select Funds.

When do I need to make these changes?
We need to receive transfer instructions and updated allocations for future premium payments by the Merger Date. To access a Transfer Form, log in to your account on www.symetra.com and select Forms. You may also call us at 1-800-796-3872 for assistance in locating the form or request the form be sent to you.
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What happens on the Merger Date if I still have money invested in the LVIP American Century Large Company Value Fund?
If we do not receive transfer instructions from you prior to the Merger Date, the following will occur:

•Money remaining in the LVIP American Century Large Company Value Fund will be automatically transferred to the Standard Class II shares of the LVIP American Century Value Fund. This automatic transfer will not count toward the number of free transfers available under your policy, and you will not be assessed any fees for this automatic transfer.
•Any premium payments designated for the LVIP American Century Large Company Value Fund received after the Merger Date will be directed to the Standard Class II shares of the LVIP American Century Value Fund until we receive new allocation instructions from you.
•Dollar cost averaging and sub-account rebalancing scheduled transfer strategies will continue; but funds intended for the LVIP American Century Large Company Value Fund will be directed to the Standard Class II shares of the LVIP American Century Value Fund until we receive new allocation instructions from you. Appreciation or interest sweep scheduled transfer strategies will be canceled if you had earnings or interest transferred to the LVIP American Century Large Company Value Fund.
•Any transfer out of the LVIP American Century Value Fund Standard Class II within 30 days of the Merger Date will be free of any transfer fees and will not count against your number of free transfers.

What if I have questions?
Please contact us at 1-800-796-3872 or by email at regulatoryreports@symetra.com.

KEY INFORMATION

Important information you should consider about the policy. For more information, see the Premier Accumulation Life Prospectus dated May 1, 2007, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	The surrender charge period for the policy is no longer applicable.
Transaction Charges	There are no Transaction Charges associated with the policy.
Ongoing Fees and Expenses (annual charges)
An investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy. These fees and expenses are based on characteristics of the insured such as age, risk classification, the policy’s duration, the net amount at risk, and if permitted by state law, sex. You should view the policy specifications page of your policy for rates applicable to you.

You will also bear expenses associated with the portfolio companies made available under the policy. For the fiscal year ended December 31, 2025, the minimum and maximum total operating expenses were as follows:

Annual Fee	Minimum	Maximum
Portfolio Fees & Expenses	0.09%	3.38%

RISKS
Risk of Loss	You may lose money by investing in the policy.
Not a Short-Term Investment	The policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if you plan to withdraw money or surrender the policy for short term needs.
Risks Associated with Investment Options
Investment in the policy is subject to the risk of poor investment performance of the sub-accounts and can vary depending on the performance of the sub-accounts available under the policy. Each sub-account and the Symetra Fixed Account has its own unique risk. You should review these investment options before making an investment decision.

Premier Accumulation Life                                             Page 2 of 7

RISKS
Insurance Company Risks
Investment in the policy is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees and benefits provided for under the policy are backed by our financial strength and claims paying ability. Information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

Policy Lapse
You must have sufficient money (“net cash surrender value”) in your policy account to cover all policy charges or your policy will lapse. If you don’t have enough money in your policy to keep it in force, you will be granted a grace period of 61 days. In that time, if we do not receive sufficient money to keep your policy in force, the policy will lapse. The risk of lapse may increase if you take withdrawals and policy loans. In addition, the risk of lapse is increased if you incur increased charges due to an increase in face amount or higher cost of insurance rates.

RESTRICTIONS
Investments
You may allocate amounts under the policy to 17 sub-accounts and to the Symetra Fixed Account at one time. We reserve the right to add, combine, restrict, or remove any sub-account as an investment option under your policy. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the policy.

Optional Benefits
If both the Accelerated Death Benefit Rider for Terminal Illness and Accelerated Benefits Rider are available in your state, the Accelerated Death Benefit Rider for Terminal Illness will be issued to you. The following optional benefits were only available at the time your policy was issued and can not be added later.

•Guaranteed Death Benefit Endorsement
•Extended Maturity Benefit Endorsement
•Twenty Year Level Term Rider
•Waiver of Premium – Primary Insured
•Waiver of Monthly Deduction – Primary Insured
•Accidental Death Benefit
•Insured Children’s Term Insurance
•Guaranteed Insurability Option

TAXES
Tax Implications
You should consult a competent tax professional to determine the tax implications of an investment in the policy.
Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

CONFLICTS OF INTEREST
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Investment Professional Compensation
Investment professionals who solicited sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of premiums invested in the policy.
An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend the policy over another investment product.

Exchanges
An investment professional may have a financial incentive to offer You a new policy in the place of a policy you already own.

You should not exchange this policy for a new one unless you determine, after comparing the features fees and risks of both policies, that the exchange is preferable for you.

EDGAR Contract Identifier: C0000003371
Premier Accumulation Life                                             Page 4 of 7

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of portfolios available under the policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expense and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Initial Shares (3) BNY Mellon Investment Sub-advised by Newton Investment Management North America, LLC	0.80%**	10.07%	9.67%	8.78%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Sub-advised by Newton Investment Management North America, LLC	0.82%	28.16%	9.24%	17.27%
U.S. Equity	BNY Mellon Stock Index Fund, Inc. - Service Shares BNY Mellon Investment Advisors Mellon Investments Corporation is the fund's index fund manager.	0.52%	17.23%	13.83%	14.23%
U.S. Equity	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares BNY Mellon Investment Advisors Sub-advised by Newton Investment Management Limited	0.66%	15.97%	11.93%	13.56%
U.S. Equity	BNY Mellon Variable Investment Fund Appreciation Portfolio - Initial Shares (3) BNY Mellon Investment Advisors Sub-advised by Fayez Sarofim & Co.	0.85%	10.07%	9.37%	12.92%
International Equity	DWS CROCI® International VIP - Class A (4) DWS Investment Management Americas, Inc.	0.79%**	44.90%	10.86%	8.21%
Asset Allocation	DWS Global Income Builder VIP - Class A (4) DWS Investment Management Americas, Inc.	0.61%	15.80%	6.49%	7.43%
Taxable Bond	Federated Hermes High Income Bond Fund II - Primary Shares (3) Federated Investment Management Company Sub-advised by Federated Advisory Services Company (FASC)	0.81%**	8.23%	3.70%	5.59%
Asset Allocation	Federated Hermes Managed Volatility Fund II - Primary Shares (5) Federated Advisory Services Company (FASC), an affiliate of the Co-Advisers, Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA)	0.97%**	7.03%	6.56%	6.85%
Asset Allocation	Fidelity® VIP Asset Manager 50% Portfolio - Initial Class (5) Fidelity Management & Research Company LLC (*)	0.51%**	14.98%	5.67%	7.13%
Asset Allocation	Fidelity® VIP Asset Manager 70% Portfolio - Initial Class (7) Fidelity Management & Research Company LLC (*)	0.62%**	18.29%	7.64%	8.87%
Asset Allocation	Fidelity® VIP Balanced Portfolio - Initial Class (7) Fidelity Management & Research Company LLC (*)	0.41%	15.25%	9.52%	11.13%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company LLC (*)	0.54%	21.52%	15.37%	15.78%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company LLC (*)	0.46%	19.02%	12.51%	11.60%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.25%	4.13%	3.10%	2.03%
U.S. Equity	Fidelity® VIP Growth & Income Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.47%	21.50%	16.11%	13.84%
U.S. Equity	Fidelity® VIP Growth Opportunities Portfolio - Initial Class (4) Fidelity Management & Research Company LLC (FMR) (*)	0.56%	22.02%	11.31%	19.94%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class (3) Fidelity Management & Research Company LLC (FMR) (*)	0.55%	14.73%	13.70%	17.45%
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TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Fidelity® VIP High Income Portfolio - Initial Class (7) Fidelity Management & Research Company LLC (FMR) (*)	0.81%**	10.36%	4.22%	5.59%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Initial Class(7) Fidelity Management & Research Company LLC (FMR) is the fund's Investment Advisor. Geode Capital Management, LLC serves as sub-adviser for the fund. (*)	0.09%	17.78%	14.31%	14.70%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class (7) Fidelity Management & Research Company LLC (FMR) (*)	0.37%	7.22%	0.06%	2.71%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.80%	11.49%	9.83%	10.31%
International Equity	Fidelity® VIP Overseas Portfolio - Initial Class (7) Fidelity Management & Research Company LLC (FMR) (*)	0.72%	20.39%	6.62%	7.93%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.88%	18.13%	9.09%	14.08%
Asset Allocation	Franklin Income VIP Fund - Class 2 Franklin Advisers, Inc.	0.72%	12.56%	7.66%	7.30%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.94%	11.52%	9.20%	7.53%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.91%**	7.65%	8.86%	9.81%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 Franklin Advisers, Inc.	0.79%	6.69%	0.02%	1.14%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I (2) (3) Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II (2) Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I (2) (6) Invesco Advisers, Inc.	0.86%	4.79%	3.90%	11.38%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II (2) Invesco Advisers, Inc.	1.11%	4.53%	3.64%	11.10%
International Equity	Invesco V.I. EQV International Equity Fund - Series I (2) (6) Invesco Advisers, Inc.	0.90%	16.50%	16.50%	6.22%
International Equity	Invesco V.I. EQV International Equity Fund - Series II (2) Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.95%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I (3) Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	1.02%	7.85%	1.73%	2.44%
Sector Equity	Invesco V.I. Health Care Fund - Series I (5) Invesco Advisers, Inc.	0.99%	15.33%	3.80%	6.58%
Asset Allocation	LVIP American Century Balanced Fund - Standard Class II American Century Investment Management, Inc.	0.77%**	9.62%	6.49%	8.03%
Taxable Bond	LVIP American Century Inflation Protection Fund - Service Class American Century Investment Management, Inc.	0.72%**	6.33%	0.62%	2.61%
International Equity	LVIP American Century International Fund - Standard Class II American Century Investment Management, Inc.	0.95%**	15.98%	1.85%	6.42%
U.S. Equity	LVIP American Century Large Company Value Fund - Service Class (8) American Century Investment Management, Inc.	0.85%**	15.23%	9.84%	9.35%
U.S. Equity	LVIP American Century Ultra Fund - Service Class (2) American Century Investment Management, Inc.	0.90%**	12.67%	11.52%	17.00%
U.S. Equity	LVIP American Century Ultra Fund - Standard Class II (1) (2) American Century Investment Management, Inc.	0.75%**	12.84%	11.68%	17.16%
U.S. Equity	LVIP American Century Value Fund - Standard Class II American Century Investment Management, Inc.	0.71%**	16.02%	11.65%	10.23%
U.S. Equity	LVIP JPMorgan U.S. Equity Fund - Standard Class(4) Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.63%	14.54%	13.69%	14.84%
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TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	LVIP JPMorgan Mid Cap Value Fund - Standard Class Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.74%	4.72%	9.63%	8.77%
Asset Allocation	PIMCO All Asset Portfolio - Advisor Class Pacific Investment Management Company LLC	2.225%**	14.19%	5.49%	6.67%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	3.19%**	18.79%	10.55%	6.54%
International Equity	Templeton Emerging Markets VIP Fund - Class 2 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.37%	46.27%	5.46%	10.04%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 Franklin Advisers, Inc.	0.75%**	15.73%	(0.96)%	(0.15)%
International Equity	Templeton Growth VIP Fund - Class 2 Templeton Global Advisors Limited	1.12%**	23.83%	7.95%	7.04%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
Bond	Victory Pioneer Bond VCT Portfolio - Class I Shares (5) Victory Capital Management Inc.	0.87%**	9.17%	0.74%	2.84%
U.S. Equity	Victory Pioneer Equity Income VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.04%**	11.14%	8.81%	9.11%
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class I Shares (5) Victory Capital Management Inc.	0.75%**	23.35%	14.98%	15.75%
Taxable Bond	Victory Pioneer High Yield VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.22%**	7.92%	3.95%	5.16%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio - Class I Shares (5) Victory Capital Management Inc.	1.01%**	11.19%	11.16%	9.01%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares (5) Victory Capital Management Inc.	0.86%**	20.47%	5.73%	11.93%
Taxable Bond	Victory Pioneer Strategic Income VCT Portfolio - Class II Shares Victory Capital Management Inc.	1.69%**	10.85%	1.99%	3.64%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S (5) Voya Investments, LLC	0.85%**	18.73%	10.25%	8.78%
International Equity	VY JPMorgan Emerging Markets Equity Portfolio - Class I (7) Voya Investments, LLC Sub-Advised by J.P. Morgan Investment Management, Inc.	1.19%**	39.06%	0.29%	9.27%
International Equity	Columbia Variable Portfolio - Acorn Fund (7) Columbia Wanger Asset Management, LLC	0.86%**	4.47%	1.02%	8.66%

We do not guarantee that each portfolio will always be available for investment through the policy.

* Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income are registered service marks of FMR LLC.  Used with permission.
** Annual expenses reflect temporary fee reductions.

(1) Class 1 shares of the portfolio are only available if you have been continuously invested in it since March 15, 2007.
(2) If Class I/Series I shares are available to a contract Owner, we will allocated investments to the Class I/Series I fund.
(3) The portfolio is only available if you have been continuously invested in it since April 30, 2006.
(4) The portfolio is only available if you have been continuously invested in it since April 30, 2003.
(5) The portfolio is only available if you have been continuously invested in it since April 28, 2005.
(6) The portfolio is only available if you have been continuously invested in it since March 14, 2006.
(7) The portfolio is only available if you have been continuously invested in it since April 30, 2000.
(8) This portfolio is only available if you have been continuously invested in it since April 30, 2026.

Premier Accumulation Life                                             Page 7 of 7